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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

   Bunce (1)(2)                       John                 L., Jr.
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   (Last)                            (First)              (Middle)

   c/o Hellman & Friedman LLC, One Maritime Plaza, Suite 1200
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                                    (Street)

 San Francisco                         CA                   94111
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     November 20, 2001
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3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Arch Capital Group, Ltd. (ACGL)
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

      [X] Director                           [_] 10% Owner
      [_] Officer (give title below)         [_] Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

                POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                                                          (Over)
                                                                 SEC 1473 (3-99)

        TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Convertible
Preference Shares(3)     (3)        (3)          Common Shares           10,521,839                           I          Partnership
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrants
to Purchase
Common Shares(4)        November   September     Common Shares            1,113,289         $20.00 (5)        I          Partnership
                        20, 2001    19, 2002
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The security holders are HFCP IV (Bermuda), L.P. ("HFCP IV Bermuda"), H&F International Partners IV-A (Bermuda), L.P. ("HFIP IV-A Bermuda"), H&F International Partners IV-B (Bermuda), L.P. ("HFIP IV-B Bermuda") and H&F Executive Fund (Bermuda), L.P. ("HFEF Bermuda"). H&F Investors IV (Bermuda), L.P. ("HFI IV Bermuda") is the sole general partner of each of HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. H&F Corporate Investors IV (Bermuda) Ltd. ("HFCI Bermuda") is the sole general partner of HFI IV Bermuda. A nine member investment committee of HFCI Bermuda (the "Investment Committee") has investment discretion over the securities. As a result, HFCI Bermuda and HFI IV Bermuda may be deemed to control HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda, HFEF Bermuda and HFI IV Bermuda. The members of the Investment Committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the issuer.

(2) Mr. Bunce, a member of the Investment Committee, is a 9.9% shareholder of HFCI Bermuda. All shares indicated as owned by Mr. Bunce are included because of his affilition with HFCI Bermuda. Mr. Bunce may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. Mr. Bunce disclaims beneficial ownership of all shares owned by these entities, except to the extent of his indirect pecuniary interest in the issuer held through such entities.

(3) Subject to certain restrictions on conversion, the Series A Convertible Preference Shares are convertible on a one-for-one basis into Common Shares at the option of the holder and are mandatorily convertible into Common Shares upon the occurrence of certain events. The conversion ratio is subject to antidilution and other adjustments.

(4)  The exercise of the Class A Warrants is subject to certain restrictions.

(5)  Subject to antidilution and other adjustments.



            By: /s/ John L. Bunce, Jr.             11/30/01
               ---------------------------        ----------
               Name: John L. Bunce, Jr.              Date
               **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1473 (3-99)